UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 6, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON MAY 27th, 2013

Date, Time and Place: Held on May 27th, 2013, at 04:00 PM, by teleconference, at the Company’s headquarters at Alameda Santos, No. 1357, 6th floor, in the city of São Paulo, State of São Paulo.

Call notice: The members of the Board of Directors in office were duly noticed in accordance with the Company’s Bylaws.

Attendance: The totality of the members of the Board of Directors were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat.

Presiding:                                      José Luciano Duarte Penido — Presiding Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: Approve, in accordance with the terms of article 29 of the Company’s Bylaws, the establishment of the Statutory Audit Committee and its respectively Internal Rules; (ii) appointment of members to integrate the Statutory Audit Committee; (iii) appointment of members to integrate other Advisory Committees’ to the Company’s Board of Directors; and (iv) ratify the approval of the Internal Rules of the Advisory Committees’ to the Company’s Board of Director.

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications by the unanimous vote of the attending Directors:

(i)      Approve, in accordance with the terms of article 29 of the Company’s Bylaws, the establishment of the Statutory Audit Committee, an advisory and instruction collegial body directly linked to the Company’s Board of Directors, with the objective of supervising the quality and integrity of the financial reports, the adherence to legal, statutory and regulatory rules, the adequacy of the procedures related to risk management and the activities of the internal and independent auditors. The remuneration of the members of the Statutory Audit Committee and its respective appropriations will be set forth in due course by the Board of Directors. Also, it is approved the Internal Rules of the Statutory Audit Committee, in accordance with the Schedule I.

(ii) Appoint, in accordance with the terms of article 29, paragraph  2nd of the Company’s Bylaws, the members to integrate the Statutory Audit Committee, for  5 (five) year term, as described below:

Statutory Audit Committee - CAE

Coordinator:	Maria Paula Soares Aranha
Member and financial expert:	Samuel de Paula Matos
Member:	José Écio Pereira da Costa Junior

The members appointed herein to integrate the Statutory Audit Committee will take possession of their respective duty on this date, upon execution of the Instrument of Appointment, which should be filed at the Company’s headquarters.

The Board of Directors certifies and recognizes the independence of the members of the Statutory Audit Committee described above, as well certifies that the members appointed are in comply with the requirements of the CVM Instruction No. 509/2011.

(iii) Appoint, as listed below, the members to integrate the Advisory Committees to the Company’s Board of Directors, whose term will always match with the Board of Directors term:

Finance Committee

Coordinator:	Guilherme Perboyre Cavalcanti
Members:	João Carvalho de Miranda
Laura Bedeschi Rego de Mattos
Marcos Barbosa Pinto
Mario Antônio Bertoncini

Innovation Committee

Coordinator and member:	Carlos Augusto Lira Aguiar
Members:	Eduardo Borges de Andrade Filho
Eduardo Rath Fingerl
José Luciano Duarte Penido
Marcelo Strufaldi Castelli
Raul Calfat

Personnel and Remuneration Committee

Coordinator and member:	José Armando de Figueiredo Campos
Members:	Alexandre Gonçalves Silva
Gilberto Lara Nogueira
José Luciano Duarte Penido

Sustainability Committee

Coordinator and member:	José Luciano Duarte Penido
Members:	Ailton Alves Lacerda Krenak
Aires Galhardo
Carlos Alberto de Oliveira Roxo
Claudio Valladares Pádua
Paulo Ricardo Pereira da Silveira
Sergio Besserman Vianna
Sergio Eduardo Weguelin Vieira

Considering the establishment of the Statutory Audit Committee, is extinguished the Audit and Risks Committee, in such way that the activities exercised by the disabled Committee shall be performed by the Statutory Audit Committee.

(iv) Ratify the approval of the Internal Rules of the Advisory Committees’ to the Company’s Board of Director.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the those members of the Board present. Attendance: José Luciano Duarte Penido — Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D´Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio

Cesar Maciel Ramundo; Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary

São Paulo, May 27th, 2013

We certify that the present instrument is a true copy of the Minutes of the Extraordinary Board of Directors Meeting held on May 27th, 2013, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO